Passport Restaurants, Inc.
804 Pier View Way, Suite 208
Oceanside, California 92054
Tel: (760) 754-2722

December 4, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Passport Restaurants, Inc.
Registration Statement on Form SB-2 (No. 333-108024)
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Passport Restaurants, Inc. (the “Registrant”) hereby requests the immediate withdrawal of its Registration Statement on Form SB-2 (No. 333-108024), together with all exhibits thereto (the “Registration Statement”), originally filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on August 15, 2003, as well as Amendment No. 1 to such Registration Statement as filed with the Commission on October 13, 2004.

The Registrant did not further pursue effectiveness of the Registration Statement at the time because of unfavorable market conditions. The Registrant is seeking withdrawal of the Registration Statement because it has concurrently filed a new registration statement on Form SB-2 proposing to register a different amount and type of securities of the Company. The Registrant requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Registration Statement has not been declared effective, no securities have been issued or sold under the Registration Statement, and no preliminary prospectus contained in the Registration Statement has been distributed.

This letter confirms that, pursuant to Rule 477 of the Securities Act, the Registration Statement is hereby withdrawn. The Registrant also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please feel free to contact the Registrant's legal counsel, Ronald A. Fleming, Esq., Pillsbury Winthrop Shaw Pittman LLP, 1540 Broadway, New York, New York 10036, Tel: (212) 858-1143, Fax: (212) 298-9931. Thank you.

Sincerely,

/s/ John M. Creed
Name: John M. Creed
Title: Chief Executive Officer and Chairman